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                    [Letterhead of BERU Board of Management]





                                                              September 20, 1999

from:      Urlich Ruetz

to:        Board of Directors
           Impco Technologies, Inc.

           Cerritos                                         Fax-nos.

           - Mr. Norman L. Bryan                      (707) 539-5404
           - Mr. Paul Mlotok                          (323) 969-9679
           - Mr. Don J. Simplot                       (208) 389-7515
           - Mr. Robert Stemmler                      (562) 924-8069
           - Mr. Rawley Taplett                       (509) 663-3805
           - Mr. Douglas Toms                         (360) 786-0868
           - Mr. Edward L. Scarff                     (415) 989-2413
           - Mr. Christopher G. Mumford               (415) 989-1413

Gentleman:

           We are disappointed that the Board, without any discussion with us, concluded on September 13, that our proposal to acquire IMPCO for $14 per share in cash, representing approximately 28.7% premium over the closing price on the last trading day prior to our proposal, is inadequate. We continue to believe that our proposal is fair given IMPCO's business and its prospects. However, in light of Board's rejection of the transaction proposed by us on September 7, we are withdrawing our $14 per share proposal effective immediately.

Sincerely,

BERU Aktiengesellschaft

/s/ Ulrich Ruetz
-------------------------------
Chairman and CEO